

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Dato' Sri Liew Kok Leong
Chief Executive Officer
ARB IOT Group Ltd
No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2
Kuala Lumpur Sentral, 50470 Kuala Lumpur
Malaysia

> **Re: ARB IOT Group Ltd**
> **Registration Statement on Form F-1**
> **Filed September 30, 2022**
> **File No. 333-267697**

Dear Dato' Sri Liew Kok Leong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2022 letter.

Registration Statement on Form F-1

Notes to the Audited Financial Statements for the Year Ended 30 June 2022
Note 24. Business Combinations, page F-35

1. We note that you have revised your financial statements to recognize intangible assets in response to prior comment 4. In addition, we note other adjustments made to administrative expenses and to non-controlling interest for the year ended December 31, 2021. Please revise to label the prior period financial statements as restated and include the disclosures required by paragraph 49 of IAS 8.

You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at 202-551-5997 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kevin (Qixiang) Sun, Esq.